

Mail Stop 4561

May 24, 2018

Amit Y. Yoran
Chief Executive Officer
Tenable Holdings, Inc.
7021 Columbia Gateway Drive, Suite 500
Columbia, MD 21046

> **Re: Tenable Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 27, 2018**
> **CIK No. 0001660280**

Dear Mr. Yoran:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Overview, page 1

1.   When discussing your results of operations on page 2 you disclose free cash flow but do not disclose the corresponding GAAP measure. We note similar concerns with your discussion on page 77. Please revise to disclose the most directly comparable GAAP measure with greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

2.   You disclose that in both 2016 and 2017 your recurring revenue represented 86% of total revenues. Please disclose how you define recurring revenues.

3.   Please clarify the number of Fortune 500 and Global 2000 organizations with enterprise subscriptions for the period ended December 31, 2017 and disclose how you define an enterprise customer. In addition, disclose the average annual contract value for your Fortune 500 and Global 2000 customers for the period ended December 31, 2017.

Selected Risks Affecting Our Business, page 5

4.   To provide context as to the concentration of ownership in Tenable, please disclose the percentage of your common stock held by your existing officers, directors and principal stockholders.

Risk Factors

Risks Related to Our Business and Industry

Organizations may be reluctant…, page 20

5.   Please provide examples of the types of organizations that are reluctant to use cloud solutions for cyber security.

We rely on our third-party channel partner…, page 20

6.   Here or in the Business section, please disclose the material terms of your agreement with Ingram Micro, Inc. including the term and any material termination provisions.

Dilution, page 48

7.   We note that you include $50.2 million of deferred commissions in your total tangible assets. Please tell us how you determined that deferred commissions are tangible assets for purposes of your dilution calculation.

Selected Consolidated Financial Data

Non-GAAP Financial Measures

Calculated Billings, page 53

8.   You disclose on page 18 that many of your customers have the right to terminate their agreements. Please revise to disclose the extent to which your subscription and maintenance contracts are cancellable. Also, tell us the amount or percentage of arrangements entered into in 2016 and 2017 that are multi-year contracts and whether you typically invoice these customers for the full contractual amount in advance. To the extent that the multi-year arrangements have a significant impact on the comparability of your billings in a given period please revise to explain the impact.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 55

9.   Please explain to us how presenting the cumulative free Nessus users provides meaningful information. For each period presented disclose the number of free Nessus users and the number of Nessus Professional users that are active. Tell us how you determine a user is active and tell us whether any metrics are used to monitor the extent to which free Nessus users convert to Nessus Professional or other enterprise platform offerings. If so, revise to include quantified disclosure of such metrics. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

Factors Affecting Our Performance

New Enterprise Platform Customer Acquisition, page 57

10.   You disclose that you had over 24,000 total customers as of December 31, 2017. Please revise to disclose the total customer count for each period presented.

Retaining and Expanding Revenue from Existing Customers, page 58

11.   You disclose that your dollar-based net expansion rate exceeded 120% at December 31, 2016 and 2017. Please revise to disclose the actual percentage for each period presented.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 71

12.   Regarding the summary of stock-based awards provided on page 73, please describe for us the factors that contributed to significant fluctuations in the fair values from period-to-period, including any intervening events within the company or changes in your valuation assumptions or methodology.

Business

Customers, page 88

13.   Please disclose the objective criteria you have used in selecting the representative customers you identified by name, which will assist investors in understanding their significance to you.

Certain Relationships and Related Party Transactions

Investors' Rights, Management Rights, Voting and Co-Sale Agreements, page 117

14.   Please disclose the names of the related parties to the investors' rights agreement and the basis on which they are related parties. Refer to Item 404(a)(1) of Regulation S-K.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

15.   You disclose on page 56 that you sell your enterprise platform offerings to distributors, which in turn sell to resellers, which then sell to end users, which you call customers. Please clarify your disclosures to state the timing at which you begin recognizing revenues and tell us how you determine that control has transferred. Refer to ASC 606-10-25-25 and ASC 606-10-50-17.

16.   Please provide us the following information regarding your perpetual license arrangements and revise your disclosures as appropriate:
- Tell us if you have identified the material right as a separate performance obligation. If you have combined the material right with the perpetual license and maintenance, please tell us why you believe this is appropriate. Refer to ASC 606-10-55-42.
- Tell us the period of time over which you are recognizing revenue for your combined performance obligation of the perpetual license and initial maintenance. If this period is longer than your initial maintenance period, please tell us why you believe this is appropriate.
- Tell us the period of time over which you are recognizing revenue for your material right. If this period begins prior to the time the additional maintenance is transferred or when the material right expires, tell us why you believe this is appropriate. Refer to ASC 606-10-55-42.

Note 7. Redeemable Convertible Preferred Stock and Common Stock, page F-16

17.   You disclose that all preferred stock will automatically convert upon a qualifying initial public offering. Please disclose how a qualifying initial public offering is defined and any conditional provisions if this offering does not constitute a qualified initial public offering.

Note 10. Income Taxes, page F-20

18.   Please tell us how where the impact of the remeasurement of deferred tax assets and liabilities resulting from the 2017 Tax Cuts and Jobs Act and the impact from the adoption

of ASC 606 are included in your rate reconciliation. Refer to Rule 4-08(h)(2) of Regulation S-X and ASC 740-10-50-12.

General

19.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

20.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

21.   Please disclose the source of the following assertions in your prospectus:
   - You are the first and only provider of solutions for a new category of cybersecurity called Cyber Exposure (pages 1, 55, 76 and 83);
   - You have been an integral part of the cybersecurity market for nearly two decades (pages 2 and 76);
   - You are the first and only Cyber Exposure platform designed to provide broad visibility and deep insights into cyber exposure across the entire modern attack surface (pages 4, 57, 80); and
   - You have market leadership in Cyber Exposure (pages 5, 60 and 82).

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3730, with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director
                                        Office of Information Technologies and Services

cc: Brian F. Leaf, Esq.
        Cooley LLP